

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2017

Via E-mail
Mr. Mark Learmonth
Chief Financial Officer
Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House
Weighbridge, St Helier
Jersey, Channel Islands, JE2 3NF

> **Re: Caledonia Mining Corporation Plc**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 000-13345**

Dear Mr. Learmonth:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Financial Statements

Notes to the Consolidated Financial Statements
4. Significant Accounting Policies
(e) Property Plant and Equipment
(iv) Depreciation, page F-14

1. You state on note 3(a)(i) on page F-7 that in instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, are included in the calculation of depreciation. To enhance our understanding of your accounting policy, please:

   - Tell us the percentage and amount of measured, indicated and inferred resources that you include in the calculation of depreciation.

- Tell us how you determined the economic recovery of the resources with a high level of confidence to include in the calculation of depreciation.   Please provide us with your history that demonstrates economic recovery of such resources.

- If inferred resources have been included, please separately address your history of economic recovery of inferred resources. Please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level.

- Tell us the extent to which these resources are currently accessible and the extent to which future capital improvements are required to convert and gain access to them. Please also tell us whether or not the future capital improvements are included in your depletion computations and explain your rationale.

- Provide us the amount of depletion expense for each producing mine with and without the inclusion of inferred resources in the denominator for the year ended December 31, 2016 and the most recently reported 2017 interim period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at 202-551-3388 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining